Sub-Item 77I(a)

Effective November 30, 2010, the Ultra Shares of the Funds were renamed Class R6 Shares and the eligibility of the class was expanded as described in the affected Funds' registration statement.  In addition, Class R6 Shares were added to certain other Funds.